1801 California St., Suite 5200 Denver, Colorado 80202 (720) 482-1574

October 7, 2016

VIA EDGAR

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

RE:	Transamerica Series Trust (the “Registrant”)

(File Nos. 033-00507; 811-04419)

Ladies and Gentlemen:

On behalf of the Registrant, we are hereby filing a combined information statement and registration statement on Form N-14, with exhibits (the “Registration Statement”). The Registration Statement relates to an Agreement and Plan of Reorganization whereby all of the assets of Transamerica Voya Limited Maturity Bond VP and Transamerica Voya Mid Cap Opportunities VP, each a separate series of the Registrant, will be transferred in tax-free reorganizations to Transamerica JPMorgan Core Bond VP and Transamerica Janus Mid-Cap Growth VP, respectively, each also a separate series of the Registrant, in exchange for shares of Transamerica JPMorgan Core Bond VP and Transamerica Janus Mid-Cap Growth VP, respectively.

The Registration Statement is being filed pursuant to Rule 488 under the Securities Act of 1933, as amended. It is proposed that this filing will become effective on or about November 7, 2016 pursuant to Rule 488.

Should you have any questions or comments regarding this filing, please contact the undersigned at 720-493-4256.

Very truly yours,

/s/ Tané T. Tyler
Tané T. Tyler
Vice President, Associate General Counsel,
Chief Legal Officer and Secretary
Transamerica Asset Management, Inc.